UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Beamr Imaging Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.05 per ordinary share

(Title of Class of Securities)

M1R79L104

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☐ ☒	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M1R79L104
1.	Names of Reporting Persons Marker II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (1) (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by Marker II LP (“Marker II”), Marker II GP, Ltd. (“Marker II GP”), the general partner of Marker II, and Richard Scanlon (“Scanlon” and, together with Marker II and Marker II GP, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. M1R79L104
1.	Names of Reporting Persons Marker II GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (1) (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. M1R79L104
1.	Names of Reporting Persons Richard Scanlon
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (1) (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

Item 1.
	(a)	Name of Issuer Beamr Imaging Ltd.
	(b)	Address of Issuer’s Principal Executive Offices 10 HaManofim Street Herzeliya, 4672561, Israel

Item 2.
	(a)	Name of Person Filing 1. Marker II LP (“Marker II”) 2. Marker II GP, Ltd. (“Marker II GP”) 3. Richard Scanlon (“Scanlon”)
	(b)	Address of Principal Business Office or, if none, Residence c/o Marker LLC 51 Cornwells Beach Road Port Washington, , NY 11050
	(c)	Citizenship
		Entities:	Marker II	-	Cayman Islands
			Marker II GP	-	Cayman Islands
		Individuals:	Scanlon	-	United States of America
	(d)	Title of Class of Securities Ordinary Shares, par value NIS 0.05 per ordinary share
	(e)	CUSIP Number M1R79L104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of September 30, 2024:

	(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person
	(b)	Percent of class: See Row 11 of cover page for each Reporting Person
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
		(ii)	Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
		(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.
		(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2024

Marker II LP
By:	Marker II GP, Ltd., its general partner

By:	/s/ Richard Scanlon
Richard Scanlon / Authorized Signatory

Marker II GP, Ltd.

/s/ Richard Scanlon
Richard Scanlon / Authorized Signatory

/s/Richard Scanlon
Richard Scanlon

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Ordinary Shares of Beamr Imaging Ltd. is filed on behalf of each of us.

Dated: November 13, 2024

Marker II LP

By:	Marker II GP, Ltd., its general partner

By:	/s/ Richard Scanlon
Richard Scanlon / Authorized Signatory

Marker II GP, Ltd.

/s/ Richard Scanlon
Richard Scanlon / Authorized Signatory

/s/Richard Scanlon
Richard Scanlon